3 March 2008
Cascal N.V. Announces Third Quarter 2008
Financial Results
London, UK — Cascal NV (NYSE: HOO) today reported financial results for the three months and nine months ended December 31, 2007
Third quarter Fiscal 2008 financial highlights
•	Revenue from continuing operations up 30.6% to $40.1 million for the three months ended December 31, 2007 compared to the same period in 2006

•	EBITDA from continuing operations up 24.8% to $15.8 million for the three months ended December 31, 2007 compared with the same period in 2006
Revenue from continuing operations for the three months ended December 31, 2007 increased by 30.6% to $40.1 million compared to $30.7 million for the same period last year. Approximately 54% of the revenue growth was driven by the acquisitions of China Water in November 2006, Pre-Heat in the UK in February 2007 and Size Water in South Africa in May 2007, while 46% was driven by growth from the historical portfolio and the impact of exchange rate movements.
•	Revenue in the UK increased by $5.2 million (28.1% growth for the three months ended December 31, 2007 compared to same period in 2006) mainly as a result of the $2.4 million contribution from the business we acquired in February 2007, the impact of our scheduled regulated rate increase, and exchange rate movements of $1.0 million.
•	The South African operations increased their revenues by $2.3 million (66% growth for the three months ended December 31, 2007 compared to the same period in 2006) mainly as a result of the contribution of $1.5 million from the subsidiary acquired in May 2007, as well as the rate increase implemented by the Nelspruit business in August 2007 and continued growth in the customer base.
•	The $1.7 million (156% growth for the three months ended December 31, 2007 compared to the same period in 2006) increase in revenue in China is due to the inclusion of only six weeks’ activity in the quarter ended December 31, 2006 together with underlying growth in demand.
Consistent with the revenue movements described above, EBITDA from continuing operations increased by $3.1 million (24.8% growth for the three months ended December 31, 2007 compared to the same period in 2006), including $1.8 million from the historical portfolio and corporate overheads, $0.8 million from the new acquisitions, and $0.5 million due to exchange rate movements. Our operating expenses were mainly impacted by savings in corporate overheads, including professional fees and by higher prices paid for electricity in the UK, South Africa and Chile.
We recognized a gain on disposal following a receipt of deferred consideration in October 2007 that was secured in the form of promissory notes issued by the Government of Belize.
The results for the quarters have also been impacted by exchange rate gains and (losses) of $2.1 million and $(5.4) million in the quarters ended December 31, 2007 and 2006, respectively. The majority of these losses stem from the retranslation of a GBP 38 million debt into US Dollars for reporting purposes. This debt was incurred in June 2006 in connection with Biwater’s acquisition of 50% of Cascal’s shares and has been repaid in full out of the proceeds of the initial public offering on February 5, 2008.
Net profit from continuing operations totaled $4.5 million, compared to a net loss of $(3.0) million in the same quarter last year. Diluted earnings per share from continuing operations were $0.20 for the quarter ended December 31, 2007, compared to a per share loss of $(0.14) for the same period in 2006, based on an average weighted number of shares pre-IPO.
Including discontinued operations, net profit for the quarter was $5.5 million, or $0.25 diluted earnings per share compared to a per share loss of $(0.13) for the same period in 2006.

Year-to-date Fiscal 2008 financial highlights
•	Revenue from continuing operations up 38.6% to $118.0 million for the nine months ended December 31, 2007 compared to the same period in 2006

•	EBITDA from continuing operations up 26.6% to $47.6 million for the nine months ended December 31, 2007 compared to the same period in 2006
Revenue from continuing operations for the nine months ended December 31, 2007 increased by 38.6% to $118.0 million compared to $85.1 million for the same period last year. Of this overall $32.9 million increase, approximately $19 million, or 58% came from acquisitions. The remainder was achieved by the historical portfolio, mainly as a result of rate increases, additional customers, higher volumes supplied and the impact of exchange rate movements.
•	Revenue in the UK increased by $16.1 million (29.2% growth for the nine months ended December 31, 2007 compared to the same period in 2006) mainly as a result of the $7.2 million contribution from the business acquired in February 2007, the impact of our scheduled regulated rate increase, and exchange rate movements of $4.2 million.
•	The South African operations increased their revenues by $6.0 million (59% growth for the nine months ended December 31, 2007 compared to the same period in 2006) mainly as a result of the contribution of $4.2 million from the subsidiary acquired in May 2007, as well as an increase of $1.8 million (17.6% growth) in our Nelspruit business due to the rate increase implemented in August 2007 and continued growth in the customer base.
•	The $6.6 million increase in revenue in China is due to the inclusion of only six weeks’ activity in the nine months ended December 31, 2006, together with underlying growth in demand.
EBITDA from continuing operations increased by $10.0 million (26.6% growth for the nine months ended December 31, 2007 compared to the same period in 2006), including $4.2 million from the historical portfolio offset by $0.7 million additional corporate overheads, $4.3 million from the new acquisitions, and $2.2 million due to exchange rate movements.
We recognized a gain on disposal following a receipt of deferred consideration in October 2007 that was secured in the form of promissory notes issued by the Government of Belize. This receipt enabled us to release $1.3 million originally provided against the face value of these promissory notes during the year ended March 31, 2006.
Interest expense increased by $4.2 million from the nine months ended December 31, 2006 to the nine months ended December 31, 2007. The increase was mainly related to higher variable borrowing costs incurred by the Company and our UK subsidiary.
The increased interest costs experienced by the Company were primarily a result of:
•	Its GBP38 million facility being outstanding for the full nine months during fiscal year 2008 as opposed to just six of the nine months reported here for fiscal 2007; and

•	Higher sterling LIBOR rates.
The increased interest costs experienced by our UK subsidiary came about mainly due to increased UK inflation which is a factor in the calculation of the finance expense of that company’s long-term debt facility.
The results have also been impacted by exchange rate losses of $(1.9) million and $(7.4) million in the nine months ended December 31, 2007 and 2006, respectively. The majority of these losses stem from the retranslation of the above mentioned GBP 38 million debt into US Dollars for reporting purposes. This debt was repaid in full out of the proceeds of the initial public offering on February 5, 2008.
Overall the effective tax rate decreased from 57.5% to 40.3%. The rate in the nine months ended December 31, 2006 was significantly impacted by tax losses generated in that period that could not be recognized as deferred tax assets. A substantial component of the aforementioned tax losses was due to that period’s foreign exchange rate results.
Net profit from continuing operations totaled $7.6 million, compared to $3.6 million over the same nine months last year. We reported diluted earnings per share from continuing operations of $0.35 for the nine months ended December 31, 2007, compared to $0.16 for the same period in 2006, based on an average weighted number of shares pre-IPO.
Including discontinued operations, net profit was $9.0 million, or $0.41 diluted earnings per share compared to a per share profit of $0.17 for the same period in 2006.
A total of $35.3 million of operating cash flow was generated during the first nine months of fiscal 2008, of which $26.5 million has been invested in tangible fixed assets. The most significant investments in tangible fixed assets during the period ended December 31, 2007 were made in the UK and South African projects based upon capital investment plans presented to the UK regulator and the client in Nelspruit as part of the most recent rate review processes.
Stephane Richer, CEO, says “This is a strong set of results that confirm the continued year-on-year growth in revenue and EBITDA, which reflects both the strength of the existing business’ organic growth as well as the success achieved in delivering external growth through a targeted project acquisition strategy.”

Recent Business Highlights
On December 17, 2007, our joint-venture company ATB in Indonesia received approval for a rate increase with effect from January 2008. The implementation of the new rate will increase our Indonesian revenue by approximately 20% (or $2.3 million per annum). ATB uses December 31 for its annual reporting date, which date is used for consolidation into Cascal N.V.’s March 31 results, and ATB’s results are incorporated in the Group’s consolidated results with a three-month lag.
On January 28, 2008, we signed a contract with the Government of Yancheng in Jiangsu province, China through our subsidiary, The China Water Company Limited (China Water). Following the conclusion of a competitive bidding process, China Water secured the right to acquire a 49% interest in a new Equity Joint Venture that will be granted a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City. China Water is working with the Yancheng Government to secure approvals from the Provincial Government, and the completion of the transaction is subject to theses approvals. China Water expects to make its first 50% equity subscription in March with the second 50% subscription being made within a few weeks thereafter.
On January 29, 2008, the Company priced its initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering. The weighted average number of shares used for earnings per share calculations in this release is 21,849,343 being the number of shares outstanding immediately before the initial public offering.
The initial public offering generated proceeds from primary shares issued of $97.2 million after underwriters’ discount. An amount of $75.7 million has been applied on February 5, 2008 to repay in full the balance of GBP 38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
On February 1, 2008, we received a conditional acceptance of our indicative offer and an extension to the period of exclusivity for the acquisition of two small water companies in Chile. We are now conducting final due diligence and the parties have confirmed their intention to reach agreement in the next few months.
On February 25, 2008 Aguas de Panama S.A. (APSA), the Company’s subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN is initiating a process to invoke the contractual provision for early termination with compensation and is seeking APSA’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract.
Conference call timing
Our conference call with analysts will take place on Tuesday, March 4, 2008 at 09:30 AM Eastern Time. To access the conference call, participants in North America should dial the toll free number +1 866 966 5335, UK participants should dial the toll free number 0808 109 0700 and international participants should dial + 44 203 003 2666. The call will be webcast live so that interested parties may listen over the Internet by logging on to www.cascal.co.uk.
Company description
Cascal N.V. is a publicly traded company providing water and wastewater services in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. These services are provided to predominantly homes and businesses representing a total population of approximately three million. For additional information regarding Cascal N.V. visit the Company’s website at www.cascal.co.uk.
Legal disclaimer
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Prospectus for our initial public offering. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
Contact person
Steve Hollinshead
Chief Financial Officer
+44 1306 746080
steve.hollinshead@cascal.co.uk
NOTES TO EDITORS
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately three million.
This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Consolidated Statements of Income

	Three months ended December 31, 2007			Three months ended December 31, 2006

Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
USD

Revenue	40,077	657	40,734	30,696	821	31,517
Operating Expenses
Raw and auxiliary materials and other external costs	7,929	177	8,106	5,269	170	5,439
Staff costs	8,782	246	9,028	6,010	157	6,167
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,851	13	5,864	4,090	13	4,103
Profit on disposal of intangible and tangible fixed assets	(86)	—	(86)	(101)	—	(101)
Other operating charges	7,552	178	7,730	6,332	339	6,671
Incremental offering-related costs	—	—	—	409	—	409

	30,028	614	30,642	22,009	679	22,688

Operating Profit	10,049	43	10,092	8,687	142	8,829

Net Financial Income and Expense
Gain on disposal of subsidiary	—	1,047	1,047	—	—	—
Exchange rate results	2,145	(11)	2,134	(5,383)	—	(5,383)
Interest income	316	38	354	653	7	660
Interest expense	(5,605)	(12)	(5,617)	(5,084)	(4)	(5,088)

	(3,144)	1,062	(2,082)	(9,814)	3	(9,811)

Profit/(loss) before Taxation	6,905	1,105	8,010	(1,127)	145	(982)
Taxation	(2,255)	(15)	(2,270)	(1,703)	(39)	(1,742)

Profit/(loss) after taxation	4,650	1,090	5,740	(2,830)	106	(2,724)
Minority Interest	(199)	—	(199)	(142)	—	(142)

Net Profit/(loss)	4,451	1,090	5,541	(2,972)	106	(2,866)

Earnings/(loss) per share — Basic and Diluted	0.20	0.05	0.25	(0.14)	0.01	(0.13)
Weighted average number of shares — Basic and Diluted	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

Consolidated Statements of Income

	Nine months ended December 31, 2007			Nine months ended December 31, 2006

Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
USD

Revenue	117,980	2,168	120,148	85,109	2,189	87,298
Operating Expenses
Raw and auxiliary materials and other external costs	23,089	533	23,622	14,000	524	14,524
Staff costs	25,209	612	25,821	16,802	480	17,282
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,028	39	17,067	12,462	35	12,497
Profit on disposal of intangible and tangible fixed assets	(74)	—	(74)	(101)	(1)	(102)
Other operating charges	22,053	819	22,872	15,947	817	16,764
Incremental offering-related costs	75	—	75	809	—	809

	87,380	2,003	89,383	59,919	1,855	61,774

Operating Profit	30,600	165	30,765	25,190	334	25,524

Net Financial Income and Expense
Gain on disposal of subsidiary	—	1,295	1,295	—	—	—
Exchange rate results	(1,911)	(13)	(1,924)	(7,354)	(4)	(7,358)
Interest income	1,357	74	1,431	2,282	24	2,306
Interest expense	(15,361)	(24)	(15,385)	(11,151)	(13)	(11,164)

	(15,915)	1,332	(14,583)	(16,223)	7	(16,216)

Profit before Taxation	14,685	1,497	16,182	8,967	341	9,308
Taxation	(6,440)	(81)	(6,521)	(5,249)	(106)	(5,355)

Profit after taxation	8,245	1,416	9,661	3,718	235	3,953
Minority Interest	(681)	—	(681)	(164)	—	(164)

Net Profit	7,564	1,416	8,980	3,554	235	3,789

Earnings per share — Basic and Diluted	0.35	0.06	0.41	0.16	0.01	0.17
Weighted average number of shares — Basic and Diluted	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

Revenue by segment

	Three months ended		Nine months ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)

Amounts expressed in thousands of USD	2007	2006	2007	2006

United Kingdom	23,887	18,653	71,087	55,031
South Africa	5,813	3,501	16,188	10,170
Indonesia	2,903	2,842	8,467	8,151
China	2,862	1,119	7,710	1,119
Chile	1,555	1,361	5,292	4,630
Panama	2,207	2,390	6,597	4,006
The Philippines	718	582	2,105	1,721
Holding Companies	132	248	534	281
Revenue from continuing operations	40,077	30,696	117,980	85,109
Discontinued operations — Mexico[1].	657	821	2,168	2,189

Total reported revenue	40,734	31,517	120,148	87,298

1 On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the three and nine month periods ended December 31, 2007 and in the comparative periods ended December 31, 2006.

EBITDA from continuing operations
      The EBITDA measure is described in page 24 of our quarterly report.

	Three months ended	Three months ended
(Dollars in thousands)	December 31, 2007	December 31, 2006

Net profit / (loss) from continuing operations	$4,451	$(2,972)
Add:
Interest expense/(income) and exchange rate results	3,144	9,814
Taxation	2,255	1,703
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,851	4,090
(Profit) on disposal of intangible and tangible fixed assets	(86)	(101)
Minority interest	199	142

EBITDA from continuing operations	$15,814	$12,676

Revenue from continuing operations	40,077	30,696

EBITDA as a percentage of revenue from continuing operations	39.5%	41.3%

	Nine months ended	Nine months ended
(Dollars in thousands)	December 31, 2007	December 31, 2006

Net profit from continuing operations	$7,564	$3,554
Add:
Interest expense/(income) and exchange rate results	15,915	16,223
Taxation	6,440	5,249
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,028	12,462
(Profit) on disposal of intangible and tangible fixed assets	(74)	(101)
Minority interest	681	164

EBITDA from continuing operations	$47,554	$37,551

Revenue from continuing operations	117,980	85,109

EBITDA as a percentage of revenue from continuing operations	40.3%	44.1%

Consolidated Balance Sheets

		December 31,
		2007	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2007

Assets
Fixed Assets
Intangible fixed assets	4	18,096	17,146
Tangible fixed assets	5	363,463	334,120
Financial fixed assets	6	26,025	26,381

		407,584	377,647

Current Assets
Stocks and work in progress	7	2,240	2,063
Debtors	8	65,141	76,858
Cash at bank and in hand	9	37,479	28,321

		104,860	107,242

Total Assets		512,444	484,889

Shareholders’ Equity & Liabilities
Shareholders’ equity		46,462	38,552
Minority shareholders’ interest	10	12,525	10,568

Group Equity		58,987	49,120

Negative goodwill	11	1,196	1,167
Provisions & deferred revenue	12	125,126	113,268
Long term liabilities	13	192,648	245,069
Current liabilities	14	134,487	76,265

Total Liabilities		453,457	435,769

Total Shareholders’ Equity and Liabilities		512,444	484,889